     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1995
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

              ['X'] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM                   TO

            COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1994

                                                          S&P 500     SHORT TERM      CHUBB         FIXED
                                                           INDEX        INCOME     CORPORATION      INCOME       BALANCED
                                                           FUND          FUND      STOCK FUND        FUND          FUND
                                                        -----------   ----------   -----------   ------------   ----------
Investments (Notes 1 and 3)
  Common Stock of Chubb Corporation...................           --          --    $75,639,401             --           --
  Mutual Funds........................................  $43,266,526          --            --              --   $5,270,293
  Investment in Equities..............................           --          --            --              --           --
  Fixed Income Securities.............................           --          --            --    $151,493,529           --
  Pooled Investments:
    US Government Money Market Fund...................           --   $6,629,436    1,421,649       4,346,464           --
    EGSF Venture Capital Fund.........................       14,790          --            --              --           --
  Participant Loans...................................           --          --            --              --           --
Accrued Income........................................        1,890      28,372       453,906         (11,879)          --
Participants' transfers receivable (payable) between
  Funds...............................................     (212,609)    (13,423 )     (57,836 )       246,736      (25,760)
                                                        -----------   -----------  -----------   ------------   ----------
    Net Assets Available for Plan Benefits at
      December 31, 1994 (Note 4)......................  $43,070,597   $6,644,385   $77,457,120   $156,074,850   $5,244,533
                                                        ===========   ===========  ===========   ============   ==========

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        YEAR ENDED DECEMBER 31, 1994

Contributions
  Employers:
    Pay conversion...................................  $ 3,019,848   $  509,538    $  4,524,184   $  7,866,087   $  661,867
    Matching.........................................    1,991,577      371,024       3,013,469      5,263,403      412,566
                                                       -----------   -----------   ------------   ------------   ----------
        Total employers..............................    5,011,425      880,562       7,537,653     13,129,490    1,074,433
  Participants.......................................       95,546        8,078          97,874        300,835       20,625
  Rollovers..........................................      262,959      142,524         517,736        592,739      106,266
Loan repayments......................................    1,140,679      232,646       2,154,067      3,742,507      313,755
Interest.............................................       14,797      255,355         (27,821)    10,505,376        2,400
Dividends............................................    1,497,690           --       1,828,547             --      147,085
Net appreciation/(depreciation) in fair value of
  assets.............................................   (1,076,902)          --        (824,189)            --      (22,469)
Participants' transfers between Funds................   (9,835,668)  (1,480,340 )   (14,663,018)   (15,156,651)   3,693,266
Distributions to participants........................   (2,292,695)    (607,812 )    (4,124,192)   (10,246,730)     (90,324)
Forfeitures..........................................         (139)        (184 )           (87)          (523)        (504)
                                                       -----------   -----------   ------------   ------------   ----------
Increase (decrease) in Net Assets Available for
  Plan Benefits during the year......................   (5,182,308)    (569,171 )    (7,503,430)     2,867,043    5,244,533
Net Assets Available for Plan Benefits at
  December 31, 1993..................................   48,252,905    7,213,556      84,960,550    153,207,807           --
                                                       -----------   -----------   ------------   ------------   ----------
        Net Assets Available for Plan Benefits at
          December 31, 1994..........................  $43,070,597   $6,644,385    $ 77,457,120   $156,074,850   $5,244,533
                                                        ==========   ==========     ===========    ===========    =========

                            See accompanying notes.

     GROWTH
    EQUITIES      INTERNATIONAL   EMERGING MARKETS   LONG-TERM       VALUE         LOAN
      FUND         EQUITY FUND      EQUITY FUND      BOND FUND    EQUITY FUND      FUND          TOTAL
  -------------   -------------   ----------------   ----------   -----------   -----------   ------------
            --              --               --             --            --             --   $ 75,639,401
   $11,346,461     $ 6,564,921       $8,281,240             --            --             --     74,729,441
            --              --               --             --    $7,269,675             --      7,269,675
            --              --               --     $2,510,083            --             --    154,003,612
            --              --               --         25,772         3,802             --     12,427,123
            --              --               --             --            --             --         14,790
            --              --               --             --            --    $20,757,771     20,757,771
            --              --               --            232        19,070             --        491,591
       (13,565)        (40,672)          (2,778)        69,504        29,105         21,298             --
     ---------        --------         --------       --------      --------      ---------     ----------

   $11,332,896     $ 6,524,249       $8,278,462     $2,605,591    $7,321,652    $20,779,069   $345,333,404
     =========        ========         ========       ========      ========      =========     ==========
   $ 1,717,993     $   932,147       $1,073,194      $ 515,627    $1,020,659             --   $ 21,841,144
     1,016,973         551,463          639,757        333,974       628,940             --     14,223,146
  -------------   -------------   -------------     ----------   -----------    -----------   ------------
     2,734,966       1,483,610        1,712,951        849,601     1,649,599             --     36,064,290
        54,489          28,316           41,182         40,657        43,185             --        730,787
       226,295         141,404          154,279         79,277       163,221             --      2,386,700
       623,393         387,977          441,438        204,290       387,851    $(9,628,603)            --
         4,856           2,425            2,891           (824)       18,668      1,322,395     12,100,518
            --              --           29,585        123,967       114,218             --      3,741,092
        35,449         (38,140)          75,395       (151,504)     (271,268)            --     (2,273,628)
     8,023,587       4,723,401        6,059,727      1,570,884     5,408,286     11,656,526             --
      (369,331)       (204,488)        (238,447)      (110,581)     (191,794)      (634,404)   (19,110,798)
          (808)           (256)            (539)          (176)         (314)            --         (3,530)
  -------------   -------------   ----------------   ----------   -----------   -----------   ------------
    11,332,896       6,524,249        8,278,462      2,605,591     7,321,652      2,715,914     33,635,431
            --              --               --             --            --     18,063,155    311,697,973
  -------------   -------------   ----------------   ----------   -----------   -----------   ------------

   $11,332,896     $ 6,524,249       $8,278,462      $2,605,591   $7,321,652    $20,779,069   $345,333,404
  ============     ===========    ================   ==========   ===========    ==========    ===========

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1993

                                                   S&P 500     SHORT TERM      CHUBB
                                                    INDEX        INCOME     CORPORATION       FIXED         LOAN
                                                     FUND         FUND       STOCK FUND    INCOME FUND      FUND         TOTAL
                                                  ----------  ------------  ------------   -----------   ----------   -----------
Investments (Notes 1 and 3):

    Participation in the Master Trust Fund of
      The Chubb Corporation and its Subsidiaries
      and Affiliates............................  $45,424,846   $7,190,834    $82,866,228   $152,010,698  $23,916,446  $311,409,052

Contributions receivable from participants......           --           --             --             --      288,921       288,921

Participants' transfers receivable (payable)
  between
  Funds.........................................    2,828,059       22,722      2,094,322      1,197,109   (6,142,212)           --
                                                  -----------   ----------    -----------    ------------  -----------  -----------
      Net Assets Available for Plan Benefits at
          December 31, 1993 (Note 4)............  $48,252,905   $7,213,556    $84,960,550   $153,207,807  $18,063,155  $311,697,973
                                                  ===========   ==========    ===========   ============  ===========  ============

                            See accompanying notes.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1994 are held by United States Trust Company of New York in a trust established effective January 1, 1994 for the benefit of the participants of the Plan (the "Trust Fund").

     The Plan's assets at December 31, 1993 were represented by units of participation in the Profit Sharing division of the Master Trust Fund of The Chubb Corporation and its Subsidiaries and Affiliates (the "Master Trust Fund"). The carrying value of the units of participation in the Master Trust Fund was based upon the Plan's proportionate share of the total assets of the Master Trust Fund as reported by the fund trustee, Citibank, N.A.

     The Trust Fund's assets for 1994 and Master Trust Fund's assets for 1993 are valued as follows:

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed prior to January 1, 1984, bear interest equal to the annual rate of return of the Fixed Income Fund for the quarter preceding the quarter in which the loan is made, not to exceed the maximum rate permitted by applicable law. Notes executed during the period January 1, 1984 through September 30, 1989, bear interest at a rate which is one percent less than the 90-day Treasury Bill rate as established by the Federal Reserve Bank at its offering immediately preceding the valuation date next preceding the valuation date on which the loan is made, except that the rate shall not exceed the guaranteed annual rate of return of the Fixed Income Fund for the quarter ending on the applicable valuation date next preceding the valuation date on which the loan is made, nor the maximum rate permitted by applicable law. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The underlying investments of the Fixed Income Fund are contracts with insurance companies and banks under which each insurance company or bank agrees to pay a rate of interest equal to or in excess of the rate initially guaranteed for a specified period of time. These insurance contracts are fully benefit responsive and are valued at contract value. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rates for the calendar years 1994 and 1993 were 7.1% and 7.7%. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

  Administrative and investment management expenses

     All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for investment management expenses attributable to a certain Fixed Income Fund investment contract, are paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the "Employers"). The Pension and Profit Sharing Committee of The Chubb Corporation is authorized to charge Participants account maintenance fees.

     Beginning in March 1995, certain trustee fees are being paid by the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 11, 1986 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter and an application for a new determination letter has been filed with the IRS. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

2.  PLAN DESCRIPTION

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a bi-weekly basis. Pre-tax contributions are subject to an annual limitation, $9,240 in 1994 and $8,994 in 1993, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Effective March 31, 1994, six additional investment funds were added to the Plan. Participants may, subject to limitations, transfer their investments between funds at their own request. The investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines. Chubb Equity Managers, Inc., a subsidiary of the Chubb Corporation, is the investment manager of the Value Equity Fund.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

2.  PLAN DESCRIPTION -- (CONTINUED)

contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants nonvested accounts are used to reduce future company contributions or pay plan expenses.

     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. A participant to whom a loan is to be made must cancel an appropriate number of his or her units in one or more of the other funds for transfer to the Loan Fund. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's biweekly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan and to receive payments in case of hardship in excess of a specified amount. The Employers retain the right to place a maximum on the aggregate amount of loans in order to avoid reducing the rate of return on investments in the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in annual installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of annual installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by United States Trust Company of New York (the "Trustee"), a fiduciary with respect to the Plan under an agreement with the Employers. The Trust Fund's assets are held or accounted for by the Trustee under a trust agreement. The Trustee and certain investment managers have full

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

3.  INVESTMENTS -- (CONTINUED)
discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the trust agreement.

     The following table presents the investments of the Trust Fund. Investments that individually represent 5 percent or more of the Plan's net assets are separately identified.

                                                                        DECEMBER 31, 1994
                                                                  -----------------------------
                                                                      COST          FAIR VALUE
                                                                  ------------     ------------
Fixed Income Securities
  Investments in Insurance and Bank Contracts...................  $151,493,529     $151,493,529
  Bond Mutual Fund..............................................     2,655,980        2,510,083
                                                                  ------------     ------------
          Subtotal..............................................  $154,149,509     $154,003,612
                                                                  ------------     ------------
The Chubb Corporation Common Stock..............................  $ 46,782,880     $ 75,639,401
                                                                  ------------     ------------
Investments in Equities.........................................  $  7,675,519     $  7,269,675
                                                                  ------------     ------------
Mutual Funds
  BT Institutional Equity 500 Index Fund........................  $ 44,394,208     $ 43,266,526
  Other.........................................................    31,572,664       31,462,915
                                                                  ------------     ------------
          Subtotal..............................................  $ 75,966,872     $ 74,729,441
                                                                  ------------     ------------
Pooled Investments..............................................  $ 12,436,318     $ 12,441,913
                                                                  ------------     ------------
Participant Loans (maturing from January 1995 to December 2004
  with interest rates from 4.25% to 16.0%)......................  $ 20,757,771     $ 20,757,771
                                                                  ------------     ------------
          TOTAL.................................................  $317,768,869     $344,841,813
                                                                   ===========      ===========

     The Master Trust Fund was a commingled investment trust account managed by Citibank, N.A. (the "Bank"), a bank as defined in the Investment Advisers Act of 1940 and a fiduciary with respect to the Plan under an agreement with the Employers. The Master Trust Fund's assets are held by the Bank under a trust agreement. The Bank and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the Master Trust Agreement. Investments with a fair value of $12,427,123 (cost of $12,427,123) at December 31, 1994 represent shares in Pooled Investments sponsored by the Trustee, a party-in-interest.

     All Plan investments owned by the Master Trust Fund at December 31, 1993 are summarized as follows:

                                                                       DECEMBER 31, 1993
                                                                  ---------------------------
                                                                     COST         FAIR VALUE
                                                                  -----------     -----------
Loan Fund:
  Commingled employee benefit trust short term investment
     fund.....................................................    $ 7,582,140     $ 7,582,140
  Participants' interest bearing notes -- principal balance...     16,325,786      16,325,786
  Accrued interest............................................          8,520           8,520
                                                                  -----------     -----------
  Sub-total...................................................    $23,916,446     $23,916,446
                                                                  -----------     -----------

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

3.  INVESTMENTS -- (CONTINUED)

                                                                       DECEMBER 31, 1993
                                                                  ---------------------------
                                                                     COST         FAIR VALUE
                                                                  -----------     -----------
Fixed Income Fund:
  Commingled employee benefit trust short term investment
     fund.....................................................    $    34,714     $    34,714
  Guaranteed interest fund....................................    151,975,937     151,975,937
  Accrued interest............................................             47              47
                                                                  -----------     -----------
  Sub-total...................................................    $152,010,698    $152,010,698
                                                                  -----------     -----------
S&P 500 Index Fund:
  Commingled employee benefit trust short term investment
     fund.....................................................    $     2,011     $     2,011
  Other commingled trust funds................................     29,325,890      45,422,827
  Accrued dividends and interest..............................              8               8
                                                                  -----------     -----------
  Sub-total                                                       $29,327,909     $45,424,846..
                                                                  -----------     -----------
Short Term Income Fund:
  Commingled employee benefit trust short term investment
     fund.....................................................    $ 7,180,769     $ 7,180,769
  Accrued interest............................................         10,065          10,065
                                                                  -----------     -----------
  Sub-total...................................................    $ 7,190,834     $ 7,190,834
                                                                  -----------     -----------
Chubb Corporation Stock Fund:
  Commingled employee benefit trust short term investment
     fund.....................................................    $       118     $       118
  The Chubb Corporation Common Stock..........................     50,071,000      82,411,063
  Accrued dividends and interest..............................        455,047         455,047
                                                                  -----------     -----------
  Sub-total...................................................    $50,526,165     $82,866,228
                                                                  -----------     -----------
     Total....................................................    $262,972,052    $311,409,052
                                                                  ===========     ===========

     The Plan is required to file annual reports with the Department of Labor on Form 5500, in which a different investment cost basis is used to record realized and unrealized gains and losses as compared to generally accepted accounting principles.

4.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. The number and value of units at the quarterly valuation dates for the years ended December 31, 1994 and 1993 were as follows:

                                                                     NUMBER OF                    NUMBER OF
                                                                       UNITS       NET ASSET        UNITS       NET ASSET
                                                                      HELD BY        VALUE         HELD BY        VALUE
                                                                   PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                   -------------   ----------   -------------   ----------
                                                                       DECEMBER 31, 1994            DECEMBER 31, 1993
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    244,249.916   175.59467      278,705.646   173.13214
Short Term Income Fund...........................................     71,289.730    92.75478       80,745.230    89.33724
Chubb Corporation Stock Fund.....................................    193,872.418   398.23526      217,480.813   390.65768
Fixed Income Fund................................................  3,164,973.450    49.08706    3,343,851.969    45.81776
Balanced Fund....................................................    501,615.853    10.27100               --          --
Growth Equities Fund.............................................  1,126,924.695    10.05648               --          --
International Equity Fund........................................    643,836.525    10.13339               --          --
Emerging Markets Equity Fund.....................................    764,713.240    10.82558               --          --
Long-term Bond Fund..............................................    263,555.695     9.88630               --          --
Value Equity Fund................................................    744,477.879     9.83462               --          --

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

4.  UNITS OF PARTICIPATION AND VALUES -- (CONTINUED)

                                                                     NUMBER OF                    NUMBER OF
                                                                       UNITS       NET ASSET        UNITS       NET ASSET
                                                                      HELD BY        VALUE         HELD BY        VALUE
                                                                   PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                   -------------   ----------   -------------   ----------
                                                                       SEPTEMBER 30, 1994           SEPTEMBER 30, 1993
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    243,073.037   175.41813      262,344.628   169.07857
Short Term Income Fund...........................................     71,763.765    91.65169       80,479.654    88.56631
Chubb Corporation Stock Fund.....................................    195,298.651   364.28714      212,111.125   420.11038
Fixed Income Fund................................................  3,142,450.511    48.27128    3,249,258.163    45.02240
Balanced Fund....................................................    503,397.117    10.25321               --          --
Growth Equities Fund.............................................  1,022,088.561    10.15275               --          --
International Equity Fund........................................    577,883.927    10.34244               --          --
Emerging Markets Equity Fund.....................................    602,938.228    11.74300               --          --
Long-term Bond Fund..............................................    241,972.018     9.90219               --          --
Value Equity Fund................................................    712,829.163    10.18937               --          --

                                                                         JUNE 30, 1994                JUNE 30, 1993
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    244,881.919   167.36232      253,192.945   164.83713
Short Term Income Fund...........................................     73,221.613    90.73606       79,660.920    87.82657
Chubb Corporation Stock Fund.....................................    195,042.393   389.46505      208,338.380   431.64504
Fixed Income Fund................................................  3,164,165.966    47.44257    3,192,343.998    44.13235
Balanced Fund....................................................    474,891.580     9.96839               --          --
Growth Equities Fund.............................................    969,625.731     9.67457               --          --
International Equity Fund........................................    486,037.774    10.21187               --          --
Emerging Markets Equity Fund.....................................    483,622.384    10.60594               --          --
Long-term Bond Fund..............................................    242,277.839     9.89120               --          --
Value Equity Fund................................................    644,636.766     9.88052               --          --

                                                                         MARCH 31, 1994               MARCH 31, 1993
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    251,570.210   166.69110      252,143.350   163.84696
Short Term Income Fund...........................................     72,875.001    89.97513       82,329.724    87.15872
Chubb Corporation Stock Fund.....................................    197,705.294   369.60422      201,173.466   465.11892
Fixed Income Fund................................................  3,266,497.892    46.64270    3,221,217.901    43.30116
Balanced Fund....................................................    401,651.822    10.00000               --          --
Growth Equities Fund.............................................    717,534.049    10.00000               --          --
International Equity Fund........................................    353,664.738    10.00000               --          --
Emerging Markets Equity Fund.....................................    335,486.164    10.00000               --          --
Long-term Bond Fund..............................................    187,190.755    10.00000               --          --
Value Equity Fund................................................    506,147.059    10.00000               --          --

5.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1994 were as follows:

          S&P 500 Index Fund...........................................  $  181,613
          Short Term Income Fund.......................................      31,921
          Chubb Corporation Stock Fund.................................     250,288
          Fixed Income Fund............................................     715,595
                                                                         ----------
                    Total..............................................  $1,179,417
                                                                          =========

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994

                                                        NUMBER OF
                                                          UNITS                      CONTRACT OR
                SECURITY DESCRIPTION                    OR SHARES         COST        FAIR VALUE
- ----------------------------------------------------  -------------   ------------   ------------
Fixed Income Securities
  CNA Insurance Company.............................              1   $ 11,213,329   $ 11,213,329
     Contract #13027, due in equal maturities on
     9/30/99 and 12/31/99, at 7.83%
  Commonwealth Life Insurance Company...............              1     11,214,918     11,214,918
     Contract #ADA00674FR, due in equal maturities
     on 9/30/99 and 12/31/99, at 7.89%
  Allstate Life Insurance Company...................              1     10,320,879     10,320,879
     Contract #4833, due in equal maturities on
     3/31/95 and 9/30/95, at 9.11%
  Hartford Life Insurance Company...................              1      8,515,679      8,515,679
     Contract #GA9655, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.92%
  Hartford Life Insurance Company...................              1     11,708,168     11,708,168
     Contract #GA9534, due 9/30/97, at 5.77%
  John Hancock Life Insurance Company...............              1      7,488,022      7,488,022
     Contract #5715, due 3/31/95, at 8.91%
  JP Morgan Asset Management........................              1     15,248,828     15,248,828
     Contract #2015, due 9/30/96, at 6.90%
  JP Morgan Asset Management........................              1     15,237,912     15,237,912
     Contract #2033, due in equal maturities on
     3/31/96 and 3/31/97, at 6.59%
  Pacific Mutual Life Insurance Company.............              1      7,946,744      7,946,744
     Contract #G25863.01, due 9/30/95, at 8.25%
  Provident National Assurance Company..............              1        864,192        864,192
     Contract #027-04079, due in equal maturities on
     10/1/95 and 10/1/96, at 8.75%
  Provident National Assurance Company..............              1      8,521,364      8,521,364
     Contract #627-05490, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.97%
  Prudential Asset Management.......................              1      7,631,116      7,631,116
     Contract #6529-212, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       6.04%
  Principal Mutual Life Insurance Company...........              1      7,073,285      7,073,285
     Contract #S-15670, due 3/31/95, at 8.20%
  Prudential Asset Management.......................              1     13,829,930     13,829,930
     Contract #6529-213, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.37%
  Pacific Mutual Life Insurance Company.............              1      8,511,178      8,511,178
     Contract #G25863.02, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.90%

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994

                                                        NUMBER OF
                                                          UNITS                      CONTRACT OR
                SECURITY DESCRIPTION                    OR SHARES         COST        FAIR VALUE
- ----------------------------------------------------  -------------   ------------   ------------
  Pacific Mutual Life Insurance Company.............              1   $  6,167,985   $  6,167,985
     Contract #G25863.03, due 6/30/99, at 7.34%
  MAS Funds Fixed Income Portfolio..................     237,023.91      2,655,980      2,510,083
                                                                      ------------   ------------
     Subtotal.......................................                  $154,149,509   $154,003,612
                                                                      ------------   ------------

The Chubb Corporation Common Stock..................        977,569   $ 46,782,880   $ 75,639,401
                                                                      ------------   ------------

Investments In Equities (Common stock unless
  otherwise noted)
  American Home Products Corp.......................          3,700   $    214,357   $    232,175
  Anheuser Busch Cos Inc............................          3,900        204,520        198,413
  Avnet Inc.........................................          5,900        221,672        218,300
  Baxter International Inc..........................          7,200        166,129        203,400
  Berkley W R Corp..................................          5,500        199,604        206,250
  Boeing Co.........................................          3,900        177,876        183,300
  Burlington Industries Inc.........................         21,900        285,560        216,263
  Burlington Northern Inc...........................          3,000        150,414        144,375
  Chrysler Corp.....................................          5,000        242,863        245,000
  Compaq Computer Corp..............................          6,000        201,825        237,000
  Cummins Engine Co Inc. ...........................          4,500        222,436        203,625
  E Systems Inc.....................................          5,200        222,234        216,450
  Exxon Corp........................................          3,500        204,592        212,625
  Fingerhut Cos Inc. ...............................          9,200        262,883        142,600
  First Chicago Corp................................          3,900        189,672        186,225
  Firstfed Michigan Corp............................         10,300        238,082        211,150
  Fleet Mortgage Group Inc..........................         13,300        174,615        264,338
  General Motors Corp...............................          4,100        230,496        172,713
  General Motors Corp Class H.......................          5,800        200,694        202,275
  Inco Ltd..........................................          7,600        208,843        217,550
  K Mart Corp.......................................         15,200        253,601        197,600
  Keycorp...........................................          8,600        250,709        215,000
  Mellon Bank Corp..................................          6,600        239,107        202,125
  Merrill Lynch & Co Inc............................          4,300        153,214        153,725
  National Health Laboratories Holdings Inc.........         17,700        227,391        234,523
  Offshore Logistics Inc............................         16,900        232,708        219,700
  Old Republic International Corp...................          9,300        210,471        197,625
  Owens Corning Fiberglass Corp.....................          6,000        207,799        191,250
  Paine Webber Group Inc............................         12,300        204,945        184,500
  Philip Morris Cos Inc.............................          3,800        195,122        218,500
  Polaroid Corp.....................................          6,100        197,297        198,250
  Progressive Corp Ohio.............................          5,600        165,334        196,000
  Sothebys Holdings Inc Class A.....................         17,000        253,307        195,500

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994

                                                        NUMBER OF
                                                          UNITS                      CONTRACT OR
                SECURITY DESCRIPTION                    OR SHARES         COST        FAIR VALUE
- ----------------------------------------------------  -------------   ------------   ------------
  Telefonos de Mexico S.A. de C.V. .................          3,300   $    190,003   $    135,300
  Toll Bros Inc.....................................         20,500        263,275        205,000
  Whirlpool Corp....................................          4,200        211,869        211,050
                                                                      ------------   ------------
     Subtotal.......................................                  $  7,675,519   $  7,269,675
                                                                      ------------   ------------
Mutual Funds
  World Funds Inc Newport Tiger Fund................     766,781.50   $  8,311,270   $  8,281,240
  BT Institutional 500 Index Fund...................   4,144,303.29     44,394,208     43,266,526
  Columbia Balance Fund.............................     304,993.81      5,294,943      5,270,293
  Fidelity Contrafund Fund..........................     374,718.00     11,350,600     11,346,461
  Morgan Stanley Institutional Fund, Inc.-Active
     Country Allocation Fund........................     563,996.64      6,615,851      6,564,921
                                                                      ------------   ------------
     Subtotal.......................................                  $ 75,966,872   $ 74,729,441
                                                                      ------------   ------------
Pooled Investments
  EGSF Venture Capital-Citibank Fund................          28.07   $      9,195   $     14,790
  UST Master Government Money Fund..................  12,427,123.00     12,427,123     12,427,123
                                                                      ------------   ------------
     Subtotal.......................................                  $ 12,436,318   $ 12,441,913
                                                                      ------------   ------------
Participant Loans (Maturities January 1995 to
  December 2004, Rates 4.25% to 16%)................  20,757,771.00   $ 20,757,771   $ 20,757,771
                                                                      ------------   ------------
       TOTAL........................................                  $317,768,869   $344,841,813
                                                                       ===========    ===========

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1994

                                                                  SALE OR       COST OF         NET
                                    NUMBER OF      PURCHASE     REDEMPTION      ASSETS         GAIN
                                   TRANSACTIONS      PRICE         PRICE         SOLD         (LOSS)
                                   ------------   -----------   -----------   -----------   -----------
Category (i) -- individual
  transactions in excess of 5% of
  plan assets:
  BT Pyramid Equity Index Fund...          1          --        $45,678,486   $29,310,945   $16,367,541
Category (iii) -- Series of
  transactions in excess of 5% of
  plan assets:
  UST Master Government Money
     Fund........................      1,077      $77,229,637   $64,802,514   $64,802,514            --
  Units of Participation in
     United States Trust Short
     Term Fixed Income Fund......         59      $38,116,897   $38,116,897   $38,116,897            --
  Participant Loans..............        278      $15,372,372   $11,558,263   $11,558,263            --
  BT Institutional Equity 500
     Index Fund..................        208      $52,976,421   $ 8,356,473   $ 8,582,213   $  (225,740)
  CNA Insurance Co
     Contract #12386(A) and
     (B).........................         21      $ 1,132,455   $24,589,135   $24,589,135            --

There were no category (ii) or (iv) reportable transactions during 1994.

                         REPORT OF INDEPENDENT AUDITORS

The Pension and Profit Sharing Committee

Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1994 and 1993, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1994 and 1993 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
June 16, 1995

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8:
No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No. 33-49232)
pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 16, 1995 with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1994.

                                          ERNST & YOUNG LLP

New York, New York
June 26, 1995

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION AND PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                   By:  /s/ Donald B. Lawson
                                       ----------------------------------------
                                        DONALD B. LAWSON, A MEMBER
                                        OF THE PENSION AND PROFIT SHARING
                                        COMMITTEE

Dated:  June 27, 1995